840 Putnam Utilities Growth and Income attachment
10/31/07 annual

May 15, 2007 meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

Votes for 	Votes against 	Abstentions
25,306,267 	1,154,647 	1,374,745

All tabulations are rounded to the nearest whole number.